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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2004

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                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)

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             [Indicate by check mark whether the registrant files or
          will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F __X__ Form 40-F _____

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes ____ No __X__

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2004

                                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.

                                     By:   /s/ Atsushi Inamura
                                        -------------------------------------
                                        Name:  Atsushi Inamura
                                        Title: Chief Manager, General Affairs
                                               Corporate Administration Division

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                                          Mitsubishi Tokyo Financial Group, Inc.


             Appointment and Retirement of Representative Directors
             ------------------------------------------------------

Tokyo, March 29, 2004 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG;
President: Shigemitsu Miki) today announced the appointment and retirement of representative directors as follows.


1. Appointment (As of April 1, 2004)

   Hajime Sugizaki

     New Position:      Senior Managing Director (Representative Director),
                        Chief Financial Officer

     Former Position:   Director

2. Director who is scheduled to retire as a representative director (As of March 31, 2004)

   Tadahiko Fujino      Senior Managing Director (Representative Director),
                        Chief Financial Officer


For further information, please contact:
Mr. Seiji Itai, Chief Manager,
Corporate Communications Office, MTFG
Tel. 81-3-3240-8136